TheAmericanWest.com
"Where the Best of the Old West is Found"


(Merchant's Agreement)

This Agreement is made between TheAmericanWest.com, (TAW), hereinafter referred to as "Company" whose address is 12691 Apple Valley Road, Apple Valley, CA 92308, and "Vendor" on "date" as noted on the Order Form.

Design of Reseller's Selling Space - The Company shall design a seller's space on the TAW web site and its affiliates for the Merchant, based on materials provided by Merchant to the Company. The Company shall own the design and manage all sales transactions by contacting the Merchant who will drop ship the product to the buyer.

Payment - The Company shall retain a fee equal to __20__ % commission on all merchandise sold in TAW. TAW will maintain the credit card accounts and send __80__ % of the sale to the merchant immediately upon placing an order with the Merchant.

Approval - The Company reserves the right to refuse any products it deems unacceptable.

Satisfaction Guarantee - The Merchant agrees to provide a money back 100% satisfaction guarantee to buyers of their products through TAW.

Errors and Omissions - The Merchant will have an opportunity to review their space before it is online. The Merchant to the Company must communicate errors and omissions within two days of the site being sent for review. If Merchant does not contact the Company within two days, the space will be considered mutually acceptable as satisfactory to all parties. The Company is not liable for any misrepresentation of products by the Merchant.

Merchant's Liability - Merchant warrants that it is authorized and entitled to display the information and material on the web site. Merchant agrees to indemnify Company against all claims, damages, demands, or liability whatsoever arising out of or in any way caused by or connected with, the printing or publication of the product or sale and use of the product furnished by the Merchant.

Merchant - Agrees to use its best efforts to use **TheAmericanWest.com** in all Merchant advertising media i.e. cards, letterhead, catalogues, and all other advertising venues to state that their product can be seen on **TheAmericanWest.com**. Merchant also agrees to include a Thank You card supplied by **TheAmericanWest.com** with all shipments, and to use supplied shipping labels.

Either party, prior to the initiation of the work may cancel cancellation - **The Agreement** by the Company. Merchant must send written notice of cancellation to the address shown in this Agreement. Cancellation can occur at anytime from the initial contract date by either party by delivery of written notification to **TheAmericanWest.com**. However, the Merchant will still be obligated to fill outstanding orders.

Attorney's Fees - If either party breaches this Agreement and it is necessary to employ the services of an attorney or attorneys to enforce the terms of this Agreement, the breaching party shall pay the non-breaching party's reasonable attorneys' fees, costs, and expenses incurred in enforcement of this Agreement.

Governing Law - The terms of this Agreement shall be interpreted and governed in accordance with the laws of the State of Nevada, and jurisdiction and venue of any legal proceedings brought hereunder shall be in Clarke County.

MERCHANT'S SIGNATURE _____ Date _____


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